June 26, 2007

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549
Attn: Pamela A. Long

Re:	Polypore International, Inc. Registration Statement on Form S-1 Registration No. 333-141273

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the undersigned hereby joins in the request of Polypore International, Inc. that the effective date of the above-captioned Registration Statement on Form S-1 (the “Registration Statement”) be accelerated so that the Registration Statement will be declared effective at 3:00 p.m., Eastern Daylight Time, on Wednesday, June 27, 2007, or as soon thereafter as practicable.

In connection with the preliminary prospectus distribution for the above-mentioned issue, the prospective underwriters have confirmed that they are complying with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

The following information with respect to the distribution of the preliminary prospectus dated June 15, 2007 (the “Preliminary Prospectus”) is furnished pursuant to Rule 460 of the Rules and Regulations of the Commission under the Securities Act of 1933, as amended, in connection with the request for acceleration of the effective date of the Registration Statement.

The undersigned have effected approximately the following distribution of copies of the Preliminary Prospectus:

Number of Copies

To Prospective Underwriters	8,534

To Institutions/Individuals	1,478

To Others	150

Total	10,162

Sincerely,

J.P. MORGAN SECURITIES INC.

As Representative of the Several Underwriters

By:	/s/ John Bertone
Name: John Bertone
Title: Vice President

[Signature Page to the Acceleration Request]

POLYPORE INTERNATIONAL, INC.
11430 North Community House Road, Suite 350

Charlotte, NC 28277

June 26, 2007

VIA EDGAR AND FACSIMILE

Securities and Exchange Commission

Judiciary Plaza

450 Fifth Street, N.W.

Washington, D.C. 20549

Attn: Pamela A. Long

Re:          Polypore International, Inc.
                Registration Statement on Form S-1 (Registration No. 333-141273)

Dear Ms. Long:

                Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Polypore International, Inc. (the “Company”) hereby respectfully requests that the effectiveness of the above-captioned Registration Statement on Form S-1 (as amended to date, the “Registration Statement”) be accelerated to Wednesday, June 27, 2007 at 3:00 p.m., Eastern Daylight Time, or as soon as practicable thereafter.  Under separate cover, you will receive today a letter from the managing underwriter of the proposed offering joining in the Company’s request for acceleration of the effectiveness of the Registration Statement.

                The Company hereby acknowledges that:

•      should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•      the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the accuracy and adequacy of the disclosure in the filing; and

•      the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

                The cooperation of the staff in meeting the timetable described above is very much appreciated.

Sincerely,

POLYPORE INTERNATIONAL, INC.

By:	/s/ Phillip E. Bryson
Name:	Phillip E. Bryson
Title:	General Counsel

cc:	Cristopher Greer, Esq.
Nicole Napolitano, Esq.